UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SCIENCE 37 HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

808644108

(CUSIP Number of Class of Securities)

Christine Pellizzari

Chief Legal and Human Resources Officer

Science 37 Holdings, Inc.

800 Park Offices Drive, Suite 3606

Research Triangle Park, NC 27709

(984) 377-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”), is filed by Science 37 Holdings, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on April 3, 2023 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer (the “Exchange Offer”) to provide eligible participants with the opportunity to exchange outstanding eligible stock options for restricted stock units, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Restricted Stock Units dated April 3, 2023 (the “Offer to Exchange”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 1 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.

Page 37 of the Offer to Exchange.

Page 37 of the Offer to Exchange is amended and supplemented by replacing the third bullet under the first paragraph under “Section 15. Additional Information.” with the following:

•	the information contained in our Current Reports on Form 8-K filed with the SEC through the date of this amendment, except to the extent that information therein is furnished and not filed with the SEC.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Eligible Options for Restricted Stock Units, dated April 3, 2023.
(a)(1)(B)*	Form of Announcement Email to Eligible Participants.
(a)(1)(C)*	Election Form on the Exchange Offer Website.
(a)(1)(D)*	Form of Confirmation Email.
(a)(1)(E)*	Form of Reminder Email.
(a)(1)(F)*	Form of Final Reminder Email.
(a)(1)(G)*	Form of Notice of Expiration of Exchange Offer Email.
(a)(1)(H)*	Screenshots from the Exchange Offer Website.
(a)(1)(I)*	Informational Presentation to Eligible Participants.
(a)(1)(J)*	Script of the Option Exchange Presentation to Eligible Participants.
(a)(1)(K)*	Exchange Offer FAQs.
(a)(1)(L)*	Form of Restricted Stock Unit Agreement under the 2021 Incentive Award Plan.
(a)(5)	Science 37 Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2022 (filed on March 6, 2023 and incorporated herein by reference).
(b)	Not applicable.
(d)(1)	Science 37, Inc. 2015 Stock Plan (incorporated herein by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-8 (File No. 333-262610) filed on February 10, 2022).
(d)(2)*	Form of Option Agreement under 2015 Stock Plan.
(d)(3)	Science 37 Holdings, Inc. 2021 Incentive Award Plan (incorporated herein by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (File No. 333-262610) filed on February 10, 2022).
(d)(4)	Form of Option Agreement under 2021 Incentive Award Plan (incorporated herein by reference to Exhibit 10.14 of the Company’s Current Report on Form 8-K filed on October 13, 2021).
(d)(5)	Form of PIPE Subscription Agreement, dated May 6, 2021 (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on May 7, 2021).
(d)(6)	Amended and Restated Registration Rights Agreement, dated October 6, 2021, by and among the Company and certain stockholders (incorporated herein by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-260828) filed on November 5, 2021).
(d)(7)	Director Nomination Agreement, by and among LifeSci Acquisition II Corp., LifeSci Holdings LLC, Science 37, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-1 (File No. 333-260828) filed on November 5, 2021).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2023	SCIENCE 37 HOLDINGS, INC.

	By:	/s/ Christine Pellizzari
	Name:	Christine Pellizzari
	Title:	Chief Legal and Human Resources Officer